Filed by ICON plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: PRA Health Sciences, Inc.
(Commission File No. 001-36732)
Date: March 10, 2021

The following is a transcript of an interview which took place on, Ian King Live, Sky News on March 10, 2021.

Interview Transcript

Channel: Sky News, Ian King Live

Subject of interview: Interview with Dr. Steve Cutler, CEO of ICON plc

Name of interviewer: Ian King

Name of interviewee(s): Dr. Steve Cutler

Date interview aired: 10 March 2021

Time interview aired: c1045 hrs GMT

Ian King

Well we’ve probably never talked about or valued clinical trials as much as we have during the last year that of course because of the pandemic trials offer the route to developing and improving vaccines that could give us a way out of the crisis. Well the Irish firm ICON provided the clinical trials for the Pfizer BioNTech vaccine, the world’s first COVID vaccine that was approved, and deployed in the UK.

Well now, it’s buying US rival PRA Health Sciences in a $12 billion deal, that is the largest in Irish business history.

Joining me now is ICON’s chief executive, Dr. Steve Cutler.

Steve, welcome to you. Thanks very much for joining me so early in the morning your time. What’s the rationale behind this deal?

Steve Cutler

Thank you. Nice to be with you. The rationale for us is a couple of things. First of all, in clinical trials scale is important. It’s important to be able to do work right across the world, but the depth and breadth of resources geographically therapeutically and functionally so the acquisition of PRA actually doubles our size as we close it and you know we’re looking forward to be able to deploy that.

The other part is technology, your previous guest was talking about data we have access to more data, we have access to technology to bring forward more decentralised clinical trials which are really, as we come out of the pandemic, something that we see more likely to happen and more able to access the patients into clinical trials so that’s an important component of and then finally, from a shareholder point of view, the deal will be accretive in the first full year and we think our shareholders are going to get some long term value.

Ian King

You mentioned there of course, this does make you the world’s largest contract Research Organisation there aren’t any antitrust or competition issues to concern you?

Steve Cutler

We have to work through the regulators and that certainly is a process that will happen over the next three or four months, but we do anticipate that the deal will close in quarter three. We don’t anticipate any issues on that front.

Ian King

Is there much overlap in the customer bases of the two businesses or does this take you more into new markets?

Steve Cutler

One of the features of the deal, as well as the strong cultural fit with PRA, is the complementarity around our customers particularly our larger customers obviously the larger top 20 pharmaceutical companies are a key targets for us and key partners for us. We go from being a partner with about a third of them as ICON, to two thirds of them as a combined entity so we see terrific complementarity on the large customer front. And we’re also very focused in the biotech space as you know, that’s been a very well-funded area over the last several years now. A lot of the innovations coming out of the biotech companies, and we’re very focused in that space as well so we feel we have the market very well covered with the new union.

Ian King

Absolutely. You mentioned the biotech sector obviously you worked on the Pfizer BioNTech vaccine what were the particular challenges there?

Steve Cutler

There are a number of challenges. This was a very large study we’re continuing to work on that study with almost 50,000 patients enrolled in that and that’s across the world and you know when you’re doing a vaccine study like that, you need to do it where the virus is most prevalent of course, where the outbreaks are happening. And so you have to be very flexible with your resources we had over 1,000 people working on that trial and I should emphasise that this was very much a partnership with our sponsor Pfizer and of course with the sites and the subjects that were part of the patients who are part of this, of this trial, we were able to move our resources around to make sure that, importantly, the safety standards and the data standards that we , we obviously focused on with all of our clinical trials, in particular this one, were upheld and we’re in compliance with all that sort of the data we collected was of great integrity, and the efficacy and safety information was absolutely complete for the regulators to review.

Ian King

Steve, are you involved in any trials at the moment with vaccines for the new variants?

Steve Cutler

We are involved in a number of further clinical trials both on the prophylactic vaccine side as well as the treatment side, we have over 100 projects continuing in the in the COVID area it’s a very active space for us and one that we feel we’re excelling in at the moment.

Ian King

Do you think the pandemic is going to change the way that big pharma looks at outsourcing clinical trials?

Steve Cutler

I think there’s certainly a case for that yes. I think we see further outsourcing happening and that growth in our market in the mid-single digits and we think we can grow faster than that. Perhaps even more importantly is the is the new approaches for doing clinical trials and one of the reasons for joining with PRA as I mentioned is the technology, the ability to deploy remote monitoring and decentralised clinical trial platforms so that we don’t need to put the onus on patients to come to sites we can go directly to patients and involve them appropriately in clinical trials. That sort of technology, that sort of data is more ubiquitous now and coming out of the pandemic our sponsors and companies in general, are very open minded to that sort of approach now.

Ian King

And Steve briefly if you would please. You mentioned this will double the size of the business. Mergers in the sector have not always gone smoothly in the past, what are the execution risks as you see them?

Steve Cutler

We need to focus very much on doing the work that we’re doing, our customers expect us to deliver on the current work and we’re very focused on that. We need to wait until we close. We’re not going to close until the third quarter so that continued focus is very important.

We also need obviously for our employees to make sure that we give them the scope and the career development that they expect and when we were certainly spending plenty of time communicating with them letting them understand the benefits and the opportunity of working for the largest and the best of the CROs, going forward.

It’s not to say that there are not risks, there are, but we’re very focused on making sure that those risks are mitigated. We feel we’re focused in the clinical space, so we feel there’s an advantage there. And so we’re confident that we can execute this we have both companies that have a very strong track record of growth and are working very hard to focus and to execute our clinical trials very well so we feel with two good companies going into an expanding market that’s continuing to grow, and the opportunities are going to be almost limitless for us going forward.

Ian King

All right, Steve, good to talk to you this morning, come back and see us again in future.

Steve Cutler

Thank you Ian.

 Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “ICON” and such terms as “the company,” “our,” “we,” “us” and “its” may refer to ICON public limited company, one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.